Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57278/16

Web site: www.langmichener.com

Direct Line: (604) 691-7446
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E-Mail: ckent@lmls.com

December 14, 2006

BY EDGAR &
BY COURIER

United States Securities and Exchange Commission
100F Street, N.W., Stop 7010
Washington, D.C. 20549

Attention: Jill S. Davis, Branch Chief

Dear Ms. Davis:

American Bonanza Gold Corporation
Form 20-F for Fiscal Year Ended December 31, 2005 Filed April 10, 2006
Your File No. 0-29916

We write on behalf of American Bonanza Gold Corp. (the “Company”) in response to Staff’s letters of August 22, August 25 and October 30, 2006 (the “Comment Letters”) signed by Jill S. Davis, Branch Chief, United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F filing.

In response to Staff’s comments, the Company has filed with the Commission an Amended Form 20-F Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the “Form 20-F/A-1”) . We understand there are no further comments, and enclose with this letter three copies of the Form 20-F/A-1, plus three redlined copies that have been redlined to show the changes from the original Form 20-F.

In addition to the revisions to the Form 20-F, we also provide below our item-by-item responses to the comments made in the applicable Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 20-F/A-1.

August 22, 2006 Comment Letter

1	Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Please provide the audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003. Refer to Item 8.A.3 of Form 20-F.

As requested, the Company has included the audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003 in the amended Form 20-F/A1. Please note that the Form 20-F filed on SEDAR on March 30, 2006 did include this audit report and it was inadvertently left out of the Form 20-F EDGAR filing.

2	Note 4 Significant Accounting Policies

Asset Retirment Obligation, page F-10

We note you own interests in mine properties previously operated by other companies. Additionally, we note your disclosure on page 45 suggesting that the entire accrued asset retirement obligation relates solely to the Fenelon Project. Please clarify and disclose whether you have asset retirement obligations associated with your other mining interest and how you concluded that the $29,624 accrual is sufficient on a consolidated basis. In this regard, we note that the Copperstone mine is a developed mine. Clarify for us whether you have remediation responsibility for this mine or any other developed mine.

The current accrued asset retirement obligation relates solely to the Fenelon Project and includes minor environmental reclamation related to prior mine tailings and reclamation costs of current exploration programs. These minor environmental reclamation obligations consists mainly of costs relating to the smoothing of overburden waste piles and distribution of humus as a tope covering. The Company has reviewed and assessed its asset retirement obligations associated with its other mining interests and concluded that such liabilities were immaterial and therefore not recognized. The Company’s activities at its properties consist of drilling activities only and reclamation for drilling activities is performed as soon as the drilling is completed, including removing drill casings and capping holes with cement. Taurus’ historical mine has previously been reclaimed.

The Company holds a 100% leasehold interest in the Copperstone Project. The Landlord is The Living Trust and the lease term was initially for a ten year term starting June 12, 1995 and was renewed for a further then years beginning June 12, 2005. The property was a former open pit mine which operated during the period 1987 to 1993, producing approximately 500,000 ounces of gold. At the time the Company acquired the project it was not in operation and has not operated since that time. Under the terms of the lease agreement, all prior reclamation liabilities that may arise will be assumed by the past operator. Accordingly, the Company is not liable for any reclamation or environmental obligations that were created or caused by the former lessees or entities prior to the date it acquired the property. The Company’s primary activity to date has been exploration and development drilling from underground and surface. Reclamation liabilities resulting from this drilling are minimal and reclamation is performed as drilling activities are completed by removing all drill casing and capping the holes, similar to the other exploration properties. As the underground decline was accessed from the base of the open pit, it is deemed a zero disturbance and not subject to reclamation or environmental liability. The current underground access will be closed and capped at the conclusion of the development program and/or at the conclusion of commercial production should commercial production be achieved.

3	Impairment of Long Lived Assets, F-11

Please expand your disclosure to clarify at what level you aggregate accets for impairment testing. Refer to paragraph 12 of SIS 3063 of CICA Handbook.

Note 4 to the financial statements has been amended to clarify the level at which the Company aggregates assets for impairment testing, as follows (underlined text indicates new text added):

Impairment of long-lived assets

The Corporation determines if any impairment exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. In recognizing and measuring an impairment loss, an asset may be grouped with other assets and liabilities which have largely independent cash flows from other assets and liabilities. An impairment loss is then required, if the carrying amount of a long-lived asset or net asset group exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition. The amount of loss is measured as the amount by which the long-lived asset’s or net asset group’s carrying value exceeds their fair value.

4	Note 7 Mineral Properties

(b) Taurus and Fairstar Mineral Interests, page F-15

We note your disclosure that you hold a 100% interest in the Fenelon project and that upon completion of the instalment payments due to Cyprus of $450,000, “Cyprus will relinquish all of its rights in respect of the Fenelon property and the other Casa Berardi properties in exchange for a royalty.” Please expand your disclosures to describe the “rights” of Cyprus to which you refer.

The Company holds an option to acquire the Fenelon project and various other mineral property interests. The only remaining obligation of the Company to complete the acquisition of the Fenelon project is to make the $450,000 instalment payments to Cyprus Canada Inc. (“Cyprus”) upon commencement of commercial production (disclosed in the Note). Until this remaining obligation is met, Cyprus remains entitled to receive the property back from the Corporation in the event that the Company determines to abandon the property. The Company has revised the disclosure to read as follows:

(i)	Fenelon Project, Quebec

The Fenelon property, located in the Province of Quebec, approximately 30 kilometers east of the Corporation’s Martiniere gold property consists of 454 mining claims totalling 17,830 acres. The Corporation acquired its interest in the Fenelon project as a result of the Arrangement as summarized in note 2. Pursuant to a 1998 agreement between Cyprus Canada Inc. (“Cyprus”) and International Taurus Resources Inc. (“Taurus”) and amended in 2000, Taurus was required to pay certain consideration to exercise its option to acquire Cyprus’ 62% ownership interest in the Fenelon Property and the Casa Berardi portfolio of properties (Martiniere, Northway-Noyon and La Peltrie properties) property. The remaining consideration included 2,027,579 common shares of Taurus which were issued in three instalments of $150,000 (total $450,000), with the first instalment to be paid upon commencement of commercial production on any one of the properties and the remaining instalments to be made six and twelve months thereafter. The remaining instalments are required to be paid in order to exercise its option to acquire Cyprus’ 62% ownership in the Fenelon Property and the Casa Berardi portfolio of properties.

Cyprus will maintain a net smelter return royalty to a maximum of 2% and minimum of 1% in certain conditions on commercial production attributable to Taurus. This is disclosed in note 7(b)(i) to the consolidated financial statements.

Upon making the final $150,000 instalment, the Corporation will own a 100% interest in the Fenelon Property and Casa Berardi portfolio of properties subject only to the right of Cyprus to receive the net smelter return royalty.

5	(c) Pamlico and Gold Bar, page F-16

We note the impairment of the Pamlico property. Please expand your note disclosures to include the required information set forth in paragraph 24 of SIS 3063 Handbook. Include the facts and circumstances leading to the impairment, such as the factors leading to your conclusion that you would no longer pursue the project.

The Company has made the following revised disclosure regarding the Pamlico and Gold Bar properties (underlined text indicates new text added) in the financial statements:

(c) Pamlico and Gold Bar

Through the acquisition in 2000 of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., the Corporation purchased, or controlled by option, a number of exploration projects in the State of Nevada, United States. The primary projects consisted of the Pamlico and Gold Bar.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometres which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2005 and the claims are in good standing until August 2006.

The Pamlico property is located in Mineral County, 15 kilometers from Hawthorne, Nevada. The Pamlico property was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a further cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. On November 10, 2004 the Corporation determined that cash resources were required for other active exploration projects and as a result elected not to make the final property payment and returned the Pamlico project to the property vendor for nil consideration and recognized a write-down of deferred mineral property expenditure of $1,742,720.

The Gold Bar property is located in Eureka County, 50 kilometers northwest of Eureka, Nevada. Gold Bar is subject to a 2% net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with Northern Canada Minerals Inc. (“Northern Canadian”. Under the terms of the Option Agreement, Northern Canadian was granted an option to earn a 50% interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totalling $3,600,000. On September 9, 2003 Northern Canadian elected not to proceed with Year 2 and 3 of this option agreement and retained a 5% interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

6	Note 13 Reconciliation Between Canadian & U.S. GAAP, page F-24

(i) Income Taxes

We note your fair value allocations set forth in note 2 of your financial statements. Additionally, we note that a substantial portion of the acquisition of the Taurus Resources and Fairstar Exploration mineral interest were acquired in exchange for common shares. Please quantify and describe how you have accounted for tax basis differences in your asset acquisitions for U.S. GAAP purposes. In this regard we note your disclosure on page 17 suggesting that the effect of recording future income taxes resulting from the transaction has been allocated to the mineral properties. Refer to paragraph 30 of SFAS 109.

Since the net assets of Taurus and Fairstar were acquired in return for common shares issued by the Company, temporary differences arose and were quantified for the differences between the assigned values and tax basis of assets and liabilities acquired. Resulting future income tax liabilities were recognized in the purchase equation. The Company assessed its pre-acquisition valuation allowance on its future income tax assets and such valuation allowance was reduced as a result of the expected reversal of future tax liabilities acquired on these net assets acquired.

This accounting treatment is consistent with SFAS 109 and specifically with Emerging Issues Committee EIC 110 Accounting For Acquired Future Tax Benefits In Certain Purchase Transactions That are Not Business Combinations, EITF 98-11 Accounting For Acquired Future Tax Benefits In Certain Purchase Transactions That are Not Business Combinations and paragraph 226 of SFAS 109.

7	(a) Mineral properties and deferred exploration costs, page F-24

We note your disclosure indicating that the costs capitalized for U.S. GAAP purposes only include mineral property acquisition costs. Please clarify for us in specific detail the costs include in acquisition costs

Costs capitalized for US GAAP purposes include only mineral property acquisition costs. These include cash and non-cash third party costs (including debits arising on any future income tax liabilities recognized on acquisition) to acquire an ownership interest in a mineral property. Mineral property option payments and costs incurred pursuant to option agreements required to retain an interest or earn a future interest in a mineral property are excluded. Included in December 31, 2005 capitalized costs are:

Mineral property acquisition allocation – Taurus and Fairstar (see table in note 7 to the consolidated financial statements for allocation to individual properties)	$24,614,121
Costs in exchange for a % interest in property:
Copperstone	2,420,981
D-zone portion	1,239,045
Gold Bar	322.915
Total	$28,597,063

August 25, 2006 Comment Letter

Engineering Comments

General

1.

To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

The Company has, where applicable, revised the disclosure throughout the Form 20-F/A-1 in response to your comments.

2.	For all property(s), provide the disclosures required by Industry Guide 7(b). In particular, for each property, provide the following information:

  The location, means of access to the property(s), and transportation from the property(s).
  Any conditions that must be met in order to obtain or retain title to the property(s).
  A brief description of the rock formations and mineralization of existing or potential economic significance on the property(s).
  A description of any work completed on the property(s) and its’ present condition.
  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
  A description of equipment and other infrastructure facilities.
  The current state of exploration of the property(s).
  The total costs incurred to date and all planned future costs.
  The source of power and water that can be utilized at the property(s).
  If applicable, provide a clear statement that the property(s) is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7 (B) paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our web site at the following address: http://www.sec.gov/divisions/corpfm/forms/industry.htm#secguide7.

The Company has included in the Form 20-F/A-1 for each of material properties, namely the Copperstone, Fenelon and Taurus projects, the disclosure required by Industry Guide 7. Disclosure on the Company’s other non-material properties is grouped under the new heading “Other Properties”, with the following additional disclosure: “The properties set out below are not sufficiently advanced to be considered to material to the Corporation.” The properties included under this heading are the Casa Berardi Exploration Portfolio, the Gold Bar Property, and the Northshore Property. Similar disclosure is also included on page 24 of the blacklined Form 20F/A-1, and is included in the Form 20F previously filed by the Company.

3.

Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

Small scale maps for each of the material properties (Copperstone, Fenelon and Taurus) have been included in the Form 20F/A-1.

General, page 19

4.

We note that you utilize a significant amount of technical terminology in describing your properties that may not be familiar to the average investor. For example you use the phrase “Aeolian sands which cover the property.” Revise your filing to convey the meaning of technical words through the context of your discussion as much as possible. Provide definitions of geologic and technical terms in a glossary for words that cannot be adequately defined in the text.

The Company has reduced the amount of technical disclosure included in the Form 20F/A-1. The Company has also included a glossary of technical terms to assist lay readers in understanding the technical disclosure.

Copperstone D-Zone Joint Venture Table 1A, page 23

5.

The mineral resource grades as presented in this and other tables are labeled as grams per tonne gold. However the contained gold ounces calculation implies that this heading should have been labeled “ounces per tonne.” This assumption is further confirmed by a review of the AMEC “Preliminary Economic Assessment” source document. Please review the complete filing and revise the resource grade estimate headings as is necessary. To simplify the filing and minimize possible confusion, clarify these grades and consider using a uniform measurement throughout the filing, such as grams per tonne or ounces per tonne.

The resource tables have been revised to disclose the resources in grams per tonne throughout the Form 20F/A-1.

Copperstone D-Zone Joint Venture. page 24 and page 31

6.

As a foreign filer, all mineral resources do have the requirement that the reported resources have reasonable prospects for economic extraction. This requires the use and disclosure of the preliminary economics factors and operating parameters regarding the mining, metallurgical, and pricing information. This information is then used to constrain the mineral inventory to just that portion of mineralization with economic potential and not report an inventory of mineralization discovered, segregated by an arbitrary cutoff grades. Disclose operating parameters, the analysis, and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions in tables lA, 1B, A-1, A-2, B-1, and B-2. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining methods, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Or if the resource estimates are not based on economic cutoffs, remove the estimates from the filing.

The tables produced in the Form 20F have been taken from the AMEC Report. As stated in the AMEC Report, that report and the resource estimates disclosed therein have been prepared in accordance with National Instrument 43-101. The AMEC Report confirms that the mineral resource estimate “represents mineralization that may have reasonable prospects for economic extraction at higher gold prices, economies of scale and the potential for extraction of mineralization from expansion of the existing open pit”. In addition to relying upon this statement, the Company has compared the cutoffs used by AMEC in preparing the resource estimate with the head grade reported by previous operators during mining operations. The historical head grade was determined to be approximately 0.04 oz gold/ton, which is consistent with the 0.05 oz gold/ton used by AMEC. This historical mining grade has been disclosed in the Form 20F/A-1.

7. Consider reorganizing all your resource tables, clearly labeling and placing them in chronological order as performed by you and/or affiliated companies. Consider removing those estimate which are duplicated by later studies or reference elsewhere in the text.

The Company has reorganized the resource tables as suggested.

8.

Minable mineral resources as shown in Table 2A and 2B may be implied to be reserves and as such are not allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph(b)(5) of Industry Guide 7. Provide tour engineering staff, separate from this filing, the AMEC conceptual mine plan and the economic analysis, as discussed in your filing. To reduce the amount of paper transferred, please provide this information on a CD.

The Company has revised the disclosure with respect to the “minable mineral resource” (termed such in the AMEC report), to disclose it as a “higher grade mineral resource”. The requested CD has been forwarded under cover of a separate letter on October 25, 2006, to the attention of Ken Schuler, Mining Engineer.

Mineral Resources and Mineral Reserve Estimations, page 45

9.

You reference the “Technical Report on Resource Evaluation, Fenelon Project” prepared by Carl Pelletier and Yves Gagnon (2004 Innovexplo Report) which is filed on EDGAR. You have also referenced filing an AMEC report on page 23 and the Wardrop Report on page 53 as being filed on EDGAR. Industry Guide 7 specifically prohibits technical studies being attached to registration statements or filings. Revise the filing to describe the information as is available to the general public on EDGAR.

The Form 20F/A-1 has been revised to remove reference to filing technical reports on EDGAR.

Exploration, page 51

10.

With the passage of National Instrument 43-101 into law, your disclosure using non-Commission reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However this paragraph refers to a “drill indicated reserve”. Resource and/or reserve estimates that do not conform to CIM standards and guidelines do not meet the requirements of Industry Guide 7. Please remove all historical and all other non-compliant estimates from the filing.

The Company has removed all historical resource estimates from the filing, and retained only current resource estimates.

Directors and Officers, page 64

11.

We note certain of your directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other junior mining companies. Please advise us as to the following:

  The full extent of the relationship of the Company, and its directors, executive officers and other members of management, with these other entities, including the percentage of ownership held by each in the other entity.

The Company has confirmed that it holds no shares of any of the companies listed as having common directors and officers other than International Taurus Resources Inc., which is wholly owned subsidiary of the Company. The Company is unaware of any cross ownership in the Company by the companies listed under the heading “Certain Affiliations” in the Form 20F/A-1.

  Whether these other entities are engaged in the same line of business in the same geographical areas as the Company;

Generally, most of the companies under the heading “Certain Affiliations” are engaged in mineral exploration and/or development. The table has been updated to indicated the mineral resource explored for by each company, and the general geographic area of focus. In addition, the paragraph immediately below the heading “Certain Affiliations” has been revised to indicate that some of the directors are involved with other companies involved in mineral exploration and development.

  The measure(s) that you have instituted to prevent officer and director conflicts of interest other than self-policing, such as whether independent directors or shareholders are required to approve any related party transactions or you have executed non-competition agreements with these officers/directors;

Officers are governed by the Company’s Code of Ethics. The Code provides that officers must disclose any potential conflicts to the attention of the Chief Executive Officer and Chief Financial Officer. This requirement is now disclosed under Item 16B. Directors are subject to statutory requirement under the British Columbia Business Corporations Act to disclose all conflicts of interest and abstain from voting for the approval of any matter in which they have a conflict. This is disclosed under Item 10.B. None of the directors or officers have entered into non-competition agreements with the Company. This is disclosed after the biographical information on each director and officer under Item 6.A of the Form 20F/A-1.

  The transactions you have consummated with these entities, including the material terms thereof; and

The Company has not consummated any transactions with the entities listed under “Certain Affiliations” other than the arrangement among American Bonanza Gold Mining Corp., International Taurus Resources Inc., Fairstar Explorations Inc., the Company and a subsidiary of Fairstar Explorations Inc. (the “Arrangement”). The Arrangement is disclosed under Item 4.A.

  State whether the terms of any transactions with these entities are fair to the Company and its disinterested shareholders.

Not Applicable.

October 30, 2006 Comment Letter

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to prior comment one. We were unable to locate the audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003 in your draft amended Form 20-F submitted on October 2, 2006, as indicated in your response. Refer to Item 8.A.3 of Form 20-F. The filing of the audit report will require an amendment to your Form 20-F. See the following comment.

The audit report of Tony M. Ricci, Inc. for the year ended December 31, 2003 has been attached to the enclosed Form 20-F/A-1.

General

2. Because you will need to amend your filing to include the audit report of Tony M.

Ricci Inc. for the year ended December 31, 2003, please amend your filing to include the proposed disclosures responsive to our previously issued comments, which you indicated would be included in future filings.

See our responses under the heading “August 22, 2006 Comment Letter”

Yours truly,

“Cory Kent”

Cory Kent
for Lang Michener LLP

CHK
Encls.